

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
Michael Raab
President and Chief Executive Officer
Ardelyx, Inc.
34175 Ardenwood Blvd.
Fremont, CA 94555

> **Re: Ardelyx, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 19, 2014**
> **File No. 333-196090**

Dear Mr. Raab:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note on page 96 that while you have identified molecules that exhibit certain of the activity you are seeking in three of your internal discovery and lead-development programs, you have not yet selected a lead molecule in these programs. Please include similar disclosure on page 2 prior to your bulleted list of internal discovery and lead-development programs that are currently in the research phase.

Use of Proceeds, page 53

2. We note on page 79 that you expect to use a portion of the proceeds from the offering to continue to enhance the capabilities of your APECCS cell-culture system. We also note on page 53 that you expect to allocate approximately $5.0 million to $10.0 million to advance and expand the development of APECCS. Please expand your disclosure on

page 53 to identify which of the enhancements identified on page 79 you expect to accomplish with the allocated proceeds.

Exhibits

3. We note on page 124 that you are entering into or amending and restating certain change in control severance agreements. Please file these agreements between the company and each of Mr. Raab, Dr. Charmot, and Dr. Rosenbaum as exhibits pursuant to Item 601(b)(10) of Regulation S-K if you enter into these agreements prior to this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha McCullom at 202-551-3658 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Jones at 202-551-3786 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Alan C. Mendelson, Esq.
       Mark V. Roeder, Esq.
       Brian J. Cuneo, Esq.
       Latham & Watkins LLP
       140 Scott Drive
       Menlo Park, CA 94025